LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

30 August 2007

07026928

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Announcement dated 29 August 2007, Re: Disposal of Subsidiary; and

2) Financial Results Announcement dated 29 August 2007, Re: Fourth Quarterly Report for the financial period ended 30 June 2007.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
SEP 2 6 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

9/25

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 29/08/2007 05:58:38 PM

Reference No LI-070829-6CE04

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phool Lin**
*	Designation	: **Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Disposal of Subsidiary

* **Contents :-**

The Company wishes to announce that it had on 28 August 2007 received the approval from the Ministry of Commerce of the People's Republic of China dated 24 August 2007 on the proposed disposal by Holdsworth Investment Pte Ltd, a 70% owned subsidiary of the Company, of its entire 90% investment in Shanghai Lion Plastic Industrial Co Ltd ("Shanghai Lion Plastic") for a cash consideration of Rmb16 million (approximately RM7.26 million) ("Proposed Disposal"). The Proposed Disposal is therefore completed on 24 August 2007 and consequently Shanghai Lion Plastic ceased to be a subsidiary of the Company on 24 August 2007.

The disposal does not have any material impact on the earnings and the net assets of the Group.

None of the Directors and major shareholders of the Company or persons connected with them has any interest, direct or indirect, in the disposal.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

29 AUG 2007

Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 29/08/2007 06:36:51 PM
Reference No LI-070829-A4F5C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: LION INDUSTRIES CORPORATION BERHAD
*	Stock name	: LIONIND
*	Stock code	: 4235
*	Contact person	: WONG PHOOI LIN
*	Designation	: SECRETARY

Part A1 : QUARTERLY REPORT

* Financial Year End : 30/06/2007
* Quarter : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* Quarterly report for the financial period ended : 30/06/2007
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB-07Q4.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30/06/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2006 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30/06/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2006 [dd/mm/yyyy] RM'000
1	Revenue	1,256,462	968,680	4,840,734	3,223,933

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

2 9 AUG 2007

2	Profit/(loss) before tax	34,001	-71,893	270,677	-146,097
3	Profit/(loss) for the period	11,306	4,523	198,507	-32,900
4	Profit/(loss) attributable to ordinary equity holders of the parent	9,793	13,169	211,010	-10,269
5	Basic earnings/(loss) per share (sen)	1.39	1.89	30.20	-1.47
6	Proposed/Declared dividend per share (sen)	1.00	0.50	1.00	0.50
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	3.0300		2.8800	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2007	30/06/2006	30/06/2007	30/06/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	15,704	10,184	38,731	34,556
2	Gross interest expense	39,126	36,828	159,845	150,979

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

29 AUG 2007

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the

Fourth Quarter Ended

30 June 2007

Interim report for the fourth quarter ended 30 June 2007

(The figures have not been audited)

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/6/2007 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2006 RM'000	CURRENT YEAR TO DATE 30/6/2007 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2006 RM'000 (Restated)
Revenue		1,256,462	968,680	4,840,734	3,223,933
Operating expenses		(1,185,225)	(1,015,796)	(4,588,781)	(3,416,796)
Other operating income		8,160	5,632	53,896	31,822
Profit/(Loss) from operations		79,397	(41,484)	305,849	(161,041)
Finance costs		(39,126)	(36,828)	(159,845)	(150,979)
Share in results of associated companies		(18,512)	(3,765)	131,289	131,367
Income from other investments		15,704	10,184	38,731	34,556
Loss on disposal of subsidiary companies		(3,462)	-	(45,347)	-
Profit/(Loss) before taxation		34,001	(71,893)	270,677	(146,097)
Taxation	17	(22,695)	76,416	(72,170)	113,197
Net profit/(loss) for the period/year		11,306	4,523	198,507	(32,900)
Attributable to :					
- Equity holders of the parent		9,793	13,169	211,010	(10,269)
- Minority interests		1,513	(8,646)	(12,503)	(22,631)
Net profit/(loss) for the period/year		11,306	4,523	198,507	(32,900)
Earnings/(Loss) per share attributable to equity holders of the parent (sen) :					
- Basic	25	1.39	1.89	30.20	(1.47)
- Diluted	25	1.39	1.89	30.20	(1.47)

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the fourth quarter ended 30 June 2007

(The figures have not been audited)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/6/2007 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2006 RM'000 (Restated)
ASSETS			
Non-Current Assets			
Property, plant and equipment		1,577,359	2,204,394
Forest concessions		-	290,136
Plantation development expenditure		-	152,139
Land held for property development		54,153	54,749
Investment in associated companies		582,260	470,454
Long-term investments		100,156	166,118
Deferred tax assets		76,364	143,319
Intangible assets		131,016	132,115
		2,521,308	3,613,424
Current Assets			
Property development costs		38,168	37,380
Inventories		1,076,474	824,409
Short-term investments		107,844	54,705
Amount due by contract customers		571	667
Trade receivables		418,108	510,113
Other receivables		727,558	315,308
Deposits, cash and bank balances		702,675	248,069
		3,071,398	1,990,651
TOTAL ASSETS		5,592,706	5,604,075
EQUITY AND LIABILITIES			
Share capital		705,555	697,102
Reserves		1,434,446	1,312,722
Equity attributable to equity holders of the parent		2,140,001	2,009,824
Minority interests		196,219	424,364
Total equity		2,336,220	2,434,188
Non-Current Liabilities			
Long-term borrowings	21	1,304,742	1,637,637
Bonds and USD Debts	21	39,646	72,816
Deferred tax liabilities		131,907	135,821
Deferred payables		486	1,660
		1,476,781	1,847,934
Current Liabilities			
Trade payables		402,324	280,340
Other payables		541,390	466,303
Amount due to contract customers		1,091	1,385
Short-term borrowings	21	556,561	305,502
Bonds and USD Debts	21	275,780	266,303
Tax liabilities		2,559	2,120
		1,779,705	1,321,953
TOTAL EQUITY AND LIABILITIES		5,592,706	5,604,075
Net assets per share attributable to ordinary equity holders of the parent (RM)		3.03	2.88

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Retained Profits RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
		← Attributable to equity holders of the parent →							
30 June 2007									
At 1 July 2006									
As previously stated		697,102	515,192	605,122	30,046	162,362	2,009,824	424,364	2,434,188
Prior year adjustment : Effects of adopting FRS 2	1(a)	-	-	-	940	(940)	-	-	-
Restated		697,102	515,192	605,122	30,986	161,422	2,009,824	424,364	2,434,188
Realisation of/transfer to negative goodwill pursuant to the disposal of a subsidiary company		-	-	(76,314)	-	-	(76,314)	27,125	(49,189)
Effects of adopting FRS 3	1(b)	-	-	(528,808)	-	540,708	11,900	-	11,900
		697,102	515,192	-	30,986	702,130	1,945,410	451,489	2,396,899
Executive Share Option Scheme.									
- share-based payment under FRS 2	1(a)	-	-	-	5,955	-	5,955	(80)	5,875
- exercise of share options		8,453	1,250	-	-	-	9,703	-	9,703
- transfer of reserve upon issuance of shares		-	2,788	-	(2,788)	-	-	-	-
Translation difference on net equity of foreign subsidiaries and other movements		-	-	-	(19,305)	-	(19,305)	(242,687)	(261,992)
Dividend paid for the financial year ended 30 June 2006		-	-	-	-	(2,510)	(2,510)	-	(2,510)
Equity accounting for share of net assets of associated companies		-	-	-	13,270	-	13,270	-	13,270
Effect of dilution on equity interest in an associated company		-	-	-	-	(23,532)	(23,532)	-	(23,532)
Net profit/(loss) for the year		-	-	-	-	211,010	211,010	(12,503)	198,507
At 30 June 2007		705,555	519,230	-	28,118	887,098	2,140,001	196,219	2,336,220
30 June 2006									
At 1 July 2005		697,056	515,190	769,593	34,560	261,589	2,277,988	482,427	2,760,415
Issue of shares		46	2	-	-	-	48	-	48
Translation difference on net equity of foreign subsidiaries and other movements		-	-	-	(4,514)	-	(4,514)	(4,812)	(9,326)
Amortisation for the period		-	-	(34,095)	-	-	(34,095)	-	(34,095)
Dividend paid for the financial year ended 30 June 2005		-	-	-	-	(5,018)	(5,018)	-	(5,018)
Impairment loss in a subsidiary company		-	-	(130,376)	-	-	(130,376)	(30,700)	(161,076)
Effect of dilution on equity interest in an associated company		-	-	-	-	(84,880)	(84,880)	-	(84,880)
Effects of adopting FRS 2		-	-	-	940	-	940	80	1,020
Net loss for the year		-	-	-	-	(10,269)	(10,269)	(22,631)	(32,900)
At 30 June 2006 (Restated)		697,102	515,192	605,122	30,986	161,422	2,009,824	424,364	2,434,188

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the fourth quarter ended 30 June 2007

(The figures have not been audited)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	CURRENT YEAR TO DATE 30/6/2007 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2006 RM'000
OPERATING ACTIVITIES			
Profit/(Loss) before taxation		270,677	(146,097)
Adjustments for:			
Non-cash items (mainly depreciation)		164,103	151,564
Non-operating items (mainly associates' results & finance costs)		(10,175)	(15,351)
Operating profit/(loss) before changes in working capital		424,605	(9,884)
Changes in working capital :			
Net changes in current assets		(243,704)	225,404
Net changes in current liabilities		227,496	(192,457)
Others (mainly interest and tax paid)		(6,270)	(5,895)
		402,127	17,168
INVESTING ACTIVITIES			
Proceeds from disposal of investments		372,344	42,216
Others (mainly purchase of property, plant and equipment)		(111,855)	(110,522)
		260,489	(68,306)
FINANCING ACTIVITIES			
Issue of shares		9,703	48
Issue of BaIDS		-	500,000
Interest and profit element of BaIDS paid		(78,260)	(114,397)
Dividend paid to shareholders	7	(2,510)	(5,018)
Borrowings		(111,158)	(129,443)
Redemption/repayment of Bonds and USD Debts		(39,504)	(92,545)
Others		(1,202)	(68,159)
		(222,931)	90,486
Net changes in cash & cash equivalents		439,685	39,348
Effects of exchange rate changes		(153)	101
Cash & cash equivalents at beginning of the year		134,035	94,586
Cash & cash equivalents at end of the year		573,567	134,035

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. **Accounting policies and methods of computation**

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134 : "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2006. These explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2006.

The significant accounting policies adopted are consistent with those of the audited financial statements for the financial year ended 30 June 2006 except for the adoption of the following new / revised FRSs effective for the financial period beginning 1 July 2006 :

FRS 2	Share-based Payment
FRS 3	Business Combinations
FRS 5	Non-current Assets Held for Sale and Discontinued Operations
FRS 101	Presentation of Financial Statements
FRS 102	Inventories
FRS 108	Accounting Policies, Changes in Accounting Estimates and Errors
FRS 110	Events after the Balance Sheet Date
FRS 116	Property, Plant and Equipment
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 127	Consolidated and Separate Financial Statements
FRS 128	Investments in Associates
FRS 131	Interests in Joint Ventures
FRS 132	Financial Instruments: Disclosure and Presentation
FRS 133	Earnings Per Share
FRS 136	Impairment of Assets
FRS 138	Intangible Assets
FRS 140	Investment Property

The adoption of the above FRSs does not have a significant financial impact on the Group except for the following:

a) FRS 2 : Share-based Payment

This FRS requires an entity to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity.

The Company and its listed subsidiary company, Lion Forest Industries Berhad, operate equity-settled, share-based compensation plan for the employees of the Group, the Lion Industries Corporation Berhad Executive Share Option Scheme ("ESOS") and the Lion Forest Industries Berhad Executive Share Option Scheme respectively. Prior to 1 July 2006, no compensation was recognised in profit or loss for the share options granted. With the adoption of FRS 2, the compensation expense relating to share options is recognised in profit or loss over the vesting periods of the grants with a corresponding increase in equity. The total amount to be recognised as compensation expense is determined by reference to the fair value of the share options at the date of the grant and the number of share options to be vested by vesting date. The fair value of the share option is computed using a binomial options pricing model. At every balance sheet date, the Group revises its estimates of the number of share options that are expected to be vested by the vesting date. Any revision of this estimate is included in profit or loss and a corresponding adjustment to equity over the remaining vesting period.

1. Accounting policies and methods of computation (Cont'd)

Under the transitional provisions of FRS 2, this FRS must be applied to share options that were granted after 31 December 2004 and had not yet been vested on 1 July 2006. The application is retrospective and accordingly, the comparative amounts as at 30 June 2006 are restated. The financial impact to the Group arising from this change in accounting policy is as follows :

	As at 1/7/2006 RM'000
Decrease in Retained Profits	(940)
Increase in Other Reserves	940

	Current Year Quarter 30/6/2007 RM'000	Preceding Year Corresponding Quarter 30/6/2006 RM'000	Current Year To Date 30/6/2007 RM'000	Preceding Year Corresponding Period 30/6/2006 RM'000
Effect on net profit/(loss) for the period/year	(5,277)	(1,020)	(5,955)	(1,020)

Comparatives have been restated due to this change in accounting policy.

b) FRS 3 : Business Combinations

The adoption of FRS 3 has resulted in the Group ceasing annual goodwill amortisation. Goodwill is carried at cost less accumulated impairment losses and is now tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Any impairment loss is recognised in profit or loss and subsequent reversal is not allowed. Prior to 1 July 2006, goodwill was amortised on a straight-line basis over its estimated useful life of 25 years.

The carrying amount of goodwill as at 1 July 2006 of RM131 million will cease to be amortised. This has the effect of reducing the amortisation charges by RM3 million and RM12 million in the current quarter and for the financial year-to-date respectively.

Under FRS 3, any excess of the Group's interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over cost of acquisitions (previously referred to as "negative goodwill"), after reassessment, is now recognised immediately in profit or loss. In accordance with the transitional provisions of FRS 3, the negative goodwill as at 1 July 2006 of RM529 million and RM12 million in the Group's investment in an associated company was derecognised with a corresponding increase in retained profits.

c) FRS 101 : Presentation of Financial Statements

The adoption of the revised FRS 101 has affected the presentation of minority interests, share of net after-tax results of associated companies and other disclosures. In the consolidated balance sheet, minority interests are now presented within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the period. A similar requirement is also applicable to the statement of changes in equity. FRS 101 also requires disclosure, on the face of the statement of changes in equity, total recognised income and expenses for the period, showing separately the amounts attributable to equity holders of the parent and to minority interests.

The current period's presentation of the Group's financial statements is based on the requirements of the revised FRS 101, with the comparatives restated to conform with the current period's presentation.

1. **Accounting policies and methods of computation (Cont'd)**

The following comparative amounts have been restated due to the adoption of new / revised FRSs :

	Reported Previously RM'000	Adjustments RM'000	Restated RM'000
At 30 June 2006			
- Retained Profits	162,362	(940)	161,422
- Other Reserves	30,046	940	30,986
3 Months Ended 30 June 2006			
- Share in results of associated companies	2,406	(6,171)	(3,765)
- Tax credit	70,245	6,171	76,416
	Net adjustment	-	
12 Months Ended 30 June 2006			
- Share in results of associated companies	147,166	(15,799)	131,367
- Tax credit	97,398	15,799	113,197
	Net adjustment	-	

2. **Auditors' report on preceding annual financial statements**

There were no qualifications in the auditors' report of the preceding year's financial statement. However, the auditors drew attention to the financial position of the Group concerning the portion of LICB Bonds and USD Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. **Comments about seasonal or cyclical factors**

The operations of the Group are not subject to material seasonal or cyclical effect subsequent to the disposal of the timber extraction and pulp and paper operations

4. **Unusual items due to their nature, size or incidence**

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the current quarter and financial year-to-date.

5. **Changes in estimates**

There were no changes in estimates that have had a material effect in the current quarter and financial year-to-date.

6. **Debt and equity securities**

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM697,102,765 to RM705,554,965 by the issuance of 5,160,200 new ordinary shares of RM1.00 each at an issue price of RM1.037 per share and 3,292,000 new ordinary shares of RM1.00 each at an issue price of RM1.33 per share for cash pursuant to the Executive Share Option Scheme of the Company.

During the financial year-to-date, the Group has:
(i) partially redeemed its Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS") amounting to RM40 million; and
(ii) redeemed/repaid part of its Bonds and USD Debts amounting to RM39.5 million.

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities for the financial year-to-date.

7. **Dividends paid**

During the financial year-to-date, a first and final dividend of 0.5%, less tax, amounting to RM2.5 million in respect of the previous financial year ended 30 June 2006 was paid by the Company.

8. **Segmental Information**

The Group's segmental report for the financial year-to-date was as follows :

	REVENUE			
	Total RM'000	Inter - Segment RM'000	External RM'000	Segment Results RM'000
Steel	4,275,118	(19,112)	4,256,006	345,873
Timber extraction and pulp and paper	239,850	-	239,850	(21,324)
Building materials	157,055	-	157,055	1,855
Property	21,176	-	21,176	(3,154)
Tyre	79,644	-	79,644	(6,970)
Others	87,003	-	87,003	(4,022)
	4,859,846	(19,112)	4,840,734	310,258
Unallocated costs				(4,409)
Profit from operations				305,849
Finance costs				(159,845)
Share in results of associated companies				131,289
Income from other investments				38,731
Loss on disposal of subsidiary companies				(45,347)
Profit before taxation				270,677

9. **Carrying amount of revalued assets**

The valuations of property, plant and equipment have been brought forward without amendment from the previous audited financial statements.

10. **Subsequent events**

Other than as disclosed in Note 20, there were no material events subsequent to the end of the current quarter.

11. **Changes in composition of the Group**

As reported in the Interim Report of Lion Forest Industries Berhad ("LFIB"), a listed subsidiary, the disposal of Sabah Forest Industries Sdn Bhd ("SFI"), a subsidiary of LFIB, was completed on 16 March 2007.

Other than as disclosed above, there were no material changes in the composition of the Group for the financial year-to-date.

12. **Changes in contingent liabilities and contingent assets**

There were no material changes in contingent liabilities or contingent assets since the last annual balance sheet date.

13. **Performance review**

The Group's performance improved significantly for the current financial year-to-date as compared to that of the preceding year corresponding period. Revenue increased by 50% to RM4.8 billion and a profit before tax of RM270.7 million was registered against a loss of RM146 million in the preceding year corresponding period.

Higher demand for steel products and better margins were the main drivers to the significant improvement of the Group.

Meanwhile, the associated companies continued to contribute positively especially from the retail business.

The disposal of SFI by LFIB was completed during the financial year under review.

14. Comment on material change in profit before taxation

	Revenue		Profit/(Loss) from operations	
	Current Quarter 30/6/2007 RM'000	Immediate Preceding Quarter 31/3/2007 RM'000	Current Quarter 30/6/2007 RM'000	Immediate Preceding Quarter 31/3/2007 RM'000
Steel	1,157,520	1,127,945	92,706	102,158
Timber extraction and pulp and paper	-	40,479	-	(22,713)
Tyre	22,246	19,007	(1,110)	719
Others	76,696	63,855	(11,299)	(3,957)
Unallocated costs	-	-	(900)	(1,788)
	1,256,462	1,251,286	79,397	74,419

The Group achieved higher revenue and profit from operations for the current quarter under review.

The steel operations achieved higher revenue as a result of higher sales volume and selling price of hot briquetted iron. However, lower foreign exchange gain and contribution from the sales of wire rods and steel bars had resulted in lower profit for the steel operations.

There is no contribution from the pulp and paper operations as the disposal of SFI was completed in the preceding quarter.

Losses registered by Others division for the current quarter included allowance for doubtful debts and property development expenses.

Losses recorded by the associated companies were mainly attributable to the closure of a retail store in China and impairment of investments.

Overall, the Group recorded a lower profit before taxation of RM34 million for the quarter under review.

15. Commentary on prospects

Our steel operations are expected to continue to perform well in the next financial year in view of the implementation of projects under the Ninth Malaysia Plan and the favourable international steel market.

Our retail associate is expected to continue to contribute positively to the Group's earnings.

16. Profit forecast or profit guarantee

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
Taxation comprises :	CURRENT YEAR QUARTER 30/6/2007 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2006 RM'000	CURRENT YEAR TO DATE 30/6/2007 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2006 RM'000
In respect of current period:				
- income tax	(996)	(4,606)	5,657	(1,331)
- deferred tax	20,000	(76,711)	63,000	(116,767)
In respect of prior years:				
- income tax	3,691	4,288	3,513	4,288
- deferred tax	-	613	-	613
	22,695	(76,416)	72,170	(113,197)

Excluding the share of those of the associated companies, the effective tax rate of the Group for the current quarter and financial year-to-date is higher than the statutory tax rate principally due to certain expenses not deductible for tax purposes.

18. Sale of unquoted investments and properties

During the current financial year-to-date, the Group disposed of certain unquoted investments which resulted in a gain on disposal of RM14.7 million.

19. Quoted securities

There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

Details of investments in quoted securities (excluding investments in associated companies) as at the end of the reporting period were as follows :

	RM'000
At cost	59,332
At book value	6,537
At market value	6,486

20. Corporate proposals

The status of corporate proposals of LFIB, is reported in the Interim Report of LFIB.

Other than the above, there were no corporate proposals pending completion at the date of this report.

21. Borrowings and debt securities

The Group's borrowings as at end of the reporting period were as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank borrowings			
Secured	481,431	904,742	1,386,173
Unsecured	15,130	-	15,130
BaIDS			
Secured	60,000	400,000	460,000
	556,561	1,304,742	1,861,303
Bonds and USD Debts			
Secured	275,780	39,646	315,426
	832,341	1,344,388	2,176,729

	Foreign Currency '000	RM'000
The Group's borrowings were denominated in the following currencies :		
- Ringgit Malaysia	-	1,501,847
- US Dollar	183,333	632,865
- Chinese Renminbi	92,650	42,017
		2,176,729

22. Off balance sheet financial instruments

There were no off balance sheet financial instruments at the date of this report.

23. Changes in material litigations

The material litigations of the Company's listed subsidiary, LFIB, are reported in the Interim Report of LFIB.

Other than the above, there were no material litigations since the last annual balance sheet date.

24. Dividend proposed

The Board of Directors is recommending the payment of a first and final dividend of 1% less 27% taxation:

(a) i. Amount per share: 1 sen less 27% taxation ;

ii. Previous corresponding year : 0.5 sen per share less 28% taxation, amounting to RM2.5 million; and

iii. Total dividend for the current financial year: RM5.15 million (less 27% taxation).

(b) Payment date : To be announced later.

(c) Entitlement date : To be announced later.

25. Earnings / (Loss) per share ("EPS")

Basic

Basic EPS is calculated by dividing the net profit / (loss) for the period attributable to equity holders of the parent by the weighted average number of ordinary shares of the Company in issue during the financial period.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2007	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2006	CURRENT YEAR TO DATE 30/6/2007	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2006
Net profit /(loss) attributable to equity holders of the parent (RM'000)	9,793	13,169	211,010	(10,269)
Weighted average number of ordinary shares in issue ('000)	702,850	697,056	698,670	697,056
Basic EPS (sen)	1.39	1.89	30.20	(1.47)

Diluted

For the purpose of calculating diluted EPS, the net profit/(loss) for the period attributable to equity holders of the parent and the weighted average number of ordinary shares in issue during the period have been adjusted for the dilutive effects of all potential ordinary shares ie shares granted under the Executive Share Option Scheme.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2007	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2006	CURRENT YEAR TO DATE 30/6/2007	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2006
Net profit / (loss) attributable to equity holders of the parent (RM'000)	9,793	13,169	211,010	(10,269)
Weighted average number of ordinary shares in issue ('000)	702,850	697,056	698,670	697,056
Effect of dilution ('000)	2,225	-	67	-
	705,075	697,056	698,737	697,056
Diluted EPS (sen)	1.39	1.89	30.20	(1.47)

PROPOSED DIVESTMENT PROGRAMME ("PDP")

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales			Sale Proceeds Received				
		Up to December 2006	Current Year (Jan-Dec 07)		Up to December 2006	Current Year (Jan - Dec 07)			
			Current Quarter	Year-To-Date		Actual Received in		Projected	Projected
						Current Qtr	YTD	to Dec 2007	Full Year
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002									
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-	-	-
	33.9								
By December 2003									
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	-	-	174.3	-	-	-	-
By December 2004									
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	5.8	-	-	5.8	-	-	-	-
By December 2005									
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-	-	-
By December 2006									
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre **	278.0	39.3	-	-	39.3	-	-	-	-
Total	541.3	253.3	-	-	253.3	-	-	-	-

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the Bonds and USD Debts.

(ii) Transactions completed during the quarter

No transactions were completed during the quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the Bonds and USD Debts.

END